News Release
Exhibit 99.1

PartnerRe Appoints Dorothée Burkel as
Chief Corporate and People Operations Officer

PEMBROKE, Bermuda, July 13, 2017 - PartnerRe Ltd. announced today that Dorothée Burkel has been appointed to the new position of Chief Corporate and People Operations Officer, effective October 2, 2017.
As a member of PartnerRe’s executive management team, Ms. Burkel will have executive responsibility for Human Resources, Communications, Legal and Internal Audit.
Ms. Burkel has 30 years of professional experience leading international and decentralized teams in the digital economy. She will join PartnerRe from Google, where she has held the position of People Operations Director for EMEA, since 2008. Prior to joining Google, Ms. Burkel held the positions of VP HR & Corporate Communication for AOL France and VP Brand & Corporate Communication for AOL Europe.
Commenting on Ms. Burkel’s appointment, PartnerRe’s President and CEO Emmanuel Clarke, said, “This new position will be key to creating a working environment where employees can thrive while delivering excellent results. Dorothée will provide a strong executive voice for these important functions, as well as a refreshing perspective from a different industry. Her experience developing and managing top talent in agile, dynamic environments makes her an excellent fit for this role.”
Ms. Burkel graduated in Political Sciences from the Institut d’Etudes Politiques in Paris. She will be based in PartnerRe’s Paris office, reporting to Mr. Clarke.

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PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release
Exhibit 99.1

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty Lines and Life and Health. For the year ended December 31, 2016, total revenues were $5.4 billion. At March 31, 2017, total assets were $22.0 billion, total capital was $8.1 billion and total shareholders’ equity attributable to PartnerRe was $6.7 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Celia Powell - Media Ryan Lipschutz - Investors

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com